File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                              MEDWAY POWER LIMITED
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)


ITEM 1

         Foreign utility status is claimed by Medway Power Limited ("Medway Power"), located in Southeast England on the Isle of Grain. Medway Power owns a 660 megawatt combined cycle gas-fired power plant.

         Medway Power is a joint venture among AES Medway Electric Limited ("AES Medway"), an indirectly owned U.K. subsidiary of The AES Corporation ("AES") and Southern Electric Power Generation Limited (a subsidiary of Southern Electric plc) ("Southern") and SEEBOARD (Generation) Limited (a subsidiary of SEEBOARD plc) ("SEEBOARD"). Southern and SEEBOARD were sold into private ownership in 1990 as part of theUK's electricity privatisation programme. Their primary business is the distribution and supply of electricity to domestic and industrial customers. Southern is based in Maidenhead, Berkshire and SEEBOARD is based in Hove, East Sussex. AES Medway Operations Limited ("AESMO"), an indirectly owned U.K. subsidiary of AES, operates and maintains the plant.

         Medway Power sells its entire output through national electricity pool trading arrangements (the "Pool") at prices based on the supply of, and demand for, electricity available in the Pool. In addition, Medway Power has entered into a contract with each of Southern and SEEBOARD, under which Southern and SEEBOARD will pay Medway Power capacity payments based on the plant's available capacity, and energy cost payments, based on the plant's actual sales of electricity to the Pool, that reflect fuel costs and variable transmission charges incurred (each a "Contract for Differences"). The basis of the contracts is 660 megawatts. Sales of electrical output in excess of 660 megawatts are sold into the Pool, and not subject to the Contract for Differences.


ITEM 2

         Not Applicable.

EXHIBIT A

         Not Applicable.


         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                    By:   /s/ William R. Luraschi
                           ---------------------------
                           William R. Luraschi
                           General Counsel
                           The AES Corporation
                           1001 N. 19th Street
                           Arlington, Virginia 22209
                           (703) 522-1315


Dated:     December 23, 1997